Exhibit 99.1

Press Release

RedHill Biopharma and South Korea’s Kukbo Co. Announce a
Strategic Investment of Up To $10 Million in RedHill

RedHill received the first tranche of $5 million in a private placement of restricted stock priced at
$6.04 per ADS, representing a 20% premium based on the 30 trading days’ volume weighted average price (VWAP) ending on the effective date
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RedHill granted Kukbo a right of first offer for opaganib, RHB-107 (upamostat) and Talicia® for
South Korea and other Asian territories
--
Opaganib’s COVID-19 data packages submission process is advancing in various territories including the U.S., EU, Latin America and others, ahead of planned regulatory advice

TEL AVIV, Israel and RALEIGH, NC, November 8, 2021 – RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that it has entered into a strategic agreement with Kukbo Co. Ltd. (Kospi: 001140) (“Kukbo”), a South Korean corporation, for the sale of RedHill’s American Depositary Shares (“ADSs”) in a private placement of up to $10 million at a 20% premium to the prior 30 trading days’ volume weighted average price (“VWAP”).

Kukbo’s strategic investment in RedHill is to be made in two tranches, with the first tranche of $5 million already paid and the second tranche of $5 million to follow within six months, subject to satisfaction of certain conditions. As part of the first tranche, RedHill is to issue 827,586 ADSs at a purchase price of $6.04, representing a 20% premium based on the VWAP of RedHill’s ADS on NASDAQ over the 30 trading days ending on the effective date. All ADSs are to be issued with a 180-day transfer restriction.

In addition, under the terms of the agreement, RedHill has agreed to grant Kukbo a right of first offer, for a period of six months, for a license with respect to one or more of RedHill’s late-stage clinical assets, opaganib, RHB-107 (upamostat)1 and Talicia®, for one or more of the territories of South Korea, Japan, Indonesia, Vietnam, Thailand and Malaysia. Kukbo has the right to elect not to purchase the ADSs in the second tranche if no such license agreement is executed within six months of the closing of the first tranche.

Dror Ben-Asher, RedHill’s CEO said: “We are rapidly advancing with opaganib’s COVID-19 data package submissions to regulators in several territories including the U.S., EU and others, ahead of planned regulatory advice. We are pleased with the addition of Kukbo as a committed strategic investor and look forward to evaluating opportunities for opaganib, RHB-107 and Talicia in South Korea and other territories in Asia where large unmet medical needs exist.”

“As Kukbo proceeds in its planned strategic expansion into healthcare, we believe that RedHill’s opaganib, RHB-107 and Talicia, if approved, hold substantial promise in South Korea and other Asian countries and are eager to leverage our local expertise and network in those territories,” said Hyun Ha, Kukbo’s CEO.

Nexpedia Holdings Co., Ltd. and Network 1 Financial Securities, Inc. facilitated the introduction between the parties.

The securities to be sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions' securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation, or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults2, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults3, and Aemcolo® for the treatment of travelers’ diarrhea in adults4. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a U.S. Phase 2/3 study as treatment for symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102 , with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the
Company is available at https://www.redhillbio.com https://twitter.com/RedHillBio.

About Kukbo Co. Ltd.
Kukbo Co., Ltd. is a KOSPI-listed company in South Korea with a 68-years of history. Kukbo Co., Ltd. provides comprehensive logistic services, equipped with a distribution management system for running a state-of-the-art integrated logistic centers, as well as infrastructure such as transportation, storage and warehousing.  In addition, Kukbo Co., Ltd. is developing a system designed to locate optimal routes through real-time traffic information and vehicle location tracking to strengthen its logistic business capabilities by building a cutting-edge system. As Kukbo Co., Ltd. expands into new business areas, it is on the way to become a global company while pursuing a variety of business areas such as golf-wear, masks and pharmaceuticals. Kukbo’s website is available at http://www.kukbo.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include the risk that the tranches of the subscription agreement described in this press release will not close, the risk that the Company will not enter into a license agreement with Kukbo Co. Ltd. and risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 18, 2021. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S.: Bryan Gibbs, Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

1 Opaganib and RHB-107 (upamostat) are investigational new drugs, not available for commercial distribution.
2 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
3 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
4 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.